Corporate Law Solutions A Professional Law Corporation

Gregory W. Preston, Esq. Managing Director
CLS	2112 Business Center Dr., 2nd Floor Irvine, California 92612 - 7135	Direct Dial: 949.252.9252 Facsimile: 949.757.0667
Email: gpreston@corp-law.com

January 13, 2006

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN: Michael McTiernan, Special Counsel

Re:	Point Center Mortgage Fund I, LLC
Amendment No. 8 to Registration Statement
on Form S-11--Registration No. 333-118871

Dear Mr. McTiernan:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed in connection with the filing today via EDGAR of Amendment No. 8 ("Amendment No. 8") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following in response to our conversations following the filing of Amendment No. 7 to the Registration Statement (“Amendment No. 7”):

(i) One (1) conformed copy of Amendment No. 8; and

(ii) Two (2) copies of Amendment No. 8 marked to show changes from Amendment No. 7.

Please be advised that the only differences between Amendment No. 8 and Amendment No. 7 are the inclusion of the September 30, 2005 Unaudited Balance Sheets and related Notes for the Fund and for Point Center Financial, Inc., together with various date changes elsewhere in the Registration Statement.

We will submit our request for acceleration of the effectiveness of the Registration Statement, as soon as we are informed that no further comments will be forthcoming. Thank you for your assistance and please do not hesitate to contact the undersigned with regard to any questions regarding this filing.

Sincerely,

CORPORATE LAW SOLUTIONS

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director